Silicon Laboratories Inc.

400 West Cesar Chavez

Austin, TX 78701

July 26, 2013

Via EDGAR and Overnight Delivery

Mr. Kevin L. Vaughn, Accounting Branch Chief
Mr. Martin James, Senior Assistant Chief Accountant

Messrs. Gary Newberry, Joseph McCann, and Geoff Kruczek

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, DC  20549-3030

Re:                             Silicon Laboratories Inc.

Form 10-K for the Fiscal Year Ended December 29, 2012 and Filed February 1, 2013
SEC File No. 0-29823

Dear Gentlemen:

This letter provides the response of Silicon Laboratories Inc. (the “Company”) to the comments in your letter dated June 28, 2013.  For your convenience, we have restated your comments in full in italics and have included our response below your comments.

Results of Operations, page 32

1.                                      Please tell us, and revise future filings to clarify, the reasons underlying the changes to the line items you discuss, including any material offsetting factors. For example, your disclosure on page 33 regarding increased revenues due to increased unit volumes and average selling prices implies that each of the product categories and products within those categories as mentioned on pages 3-4 experienced increases consistent with such disclosure. It appears, however, from management’s 4th quarter earnings call that your broad-based and broadcast product categories experienced revenue increases, while revenue from your access product category decreased. It also appears that several of the products you list as within those categories experienced significant changes, such as your MCUs. We also note from management’s 1st quarter earnings call the offset to revenue related to your legacy touch business, which appears to have resulted from your decision to exit that business. Please include in your response and revised disclosure in future filings the reasons for the increases or decreases underlying the revenue changes for your products and product categories, to the extent material.

In response to this comment, the Company will provide additional disclosure in future filings regarding the reasons underlying material changes to financial statement line items discussed, including any material offsetting factors. The Company respectfully advises the Staff that (beyond the reasons previously provided in the Company’s 2012 Form 10-K), additional reasons underlying the growth of the Company’s revenues in fiscal 2012 were:

•                  Increased unit volumes of our video and microcontroller integrated circuits (“ICs”). These increases resulted from higher market demand as customers continued to adopt the Company’s ICs over ICs from competitors. The effect of increased unit volumes was offset in part by declines in our average selling prices, which occurred primarily due to increased competition.

•                  The introduction of our touch controller ICs.

•                  Revenue growth was offset by declines in revenue for our audio ICs due to decreases in the unit volumes sold. Market share for these ICs declined primarily due to competing ICs.

2.                                      As a related matter, where you attribute changes in gross margin to “changes in product mix,” please clarify how product mix changed. For example, did a product or product category with lower gross margins become a greater proportion of your revenues? If so, describe the material reason for that increase. In this regard, given your disclosure beginning on page 3 regarding product categories and products within those categories, as well as your disclosure here regarding “product mix,” please tell us, and revise future filings to include, the three-year revenue information required by Regulation S-K Item 101(c)(1)(i).

In response to this comment, the Company will provide additional disclosure in future filings regarding the reasons for changes in gross margin, to the extent material. The Company respectfully advises the Staff that (beyond the reasons previously provided in the Company’s 2012 Form 10-K), additional reasons for changes in gross margin in fiscal 2012 were:

•                  The dollar amount of gross margin increased primarily due to higher market demand for our video and microcontroller ICs as well as the introduction of our touch controller ICs (as noted above).

•                  Gross margin as a percentage of revenue decreased primarily due to the increased sales of video ICs, which had a lower gross margin percentage than the Company average.

Regulation S-K, Item 101(c)(1)(i) requires disclosure “for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years or 15 percent or more of consolidated revenue, if total revenue did not exceed $50,000,000 during any of such fiscal years.” The Company believes that all of its products constitute a single similar class of products, namely analog-intensive, mixed-signal ICs. Accordingly, the Company believes that it has complied with the reporting provisions of Regulation S-K, Item 101(c)(1)(i).

Signatures, page 52

3.                                      The Form 10-K does not indicate whether your principal accounting officer has signed the filing. Please refer to Form 10-K, General Instructions D.2 and confirm that you will revise future filings, as applicable, to identify and include the signature of your principal accounting officer.

In response to this comment, the Company will identify and include the signature of its principal accounting officer in future filings. The Company also respectfully advises the Staff that its principal financial officer that signed the Form 10-K was also its principal accounting officer.

Notes to Consolidated Financial Statements, page F-8 Note 17 — Income Taxes, page F-40

4.                                      In future filings, please disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(h)(1) of Regulation S-X.

In response to this comment, the Company will disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign in future filings.

Note 18 — Segment Information, page F-44

5.                                      We note in your press release on Form 8-K filed January 30, 2013 describing your results of operations for the fiscal quarter and year ended December 29, 2012. In this, you separately refer to your broad-based, access and broadcast businesses. Please tell us how you considered the requirements of Topic 280 with regard to operating and reporting segments in your financial statements for these businesses. Specifically address paragraphs 280-10-50-1 and -50-11 of the FASB Accounting Standards Codification as part of your response. In this regard, please provide us with a summary of the financial information that is provided to your chief operating decision maker.

The Company determined operating and reportable segments based on the guidance provided in Topic 280, as discussed further below. The Company respectfully advises the Staff that the Company is a semiconductor design company with only one type of product, analog-intensive, mixed signal ICs and that it operates in one operating segment pursuant to paragraph 280-10-50-1.

The Company structures its business operations in the following manner:

The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer (“CEO”). The Company made this determination based on a review of the procedures used by the CODM to allocate resources and assess performance. The results of this review indicated that the Company’s CEO makes all final decisions in such matters.

The Company’s CODM has senior executive management directly reporting to him with responsibility for the following functions:

•                  Worldwide products;

•                  Worldwide sales and sales distribution;

•                  Worldwide manufacturing, manufacturing engineering, technology engineering, business development, information systems, legal and administration;

•                  Worldwide human resources;

•                  Worldwide finance and accounting; and

•                  Worldwide corporate communications, marketing and advertising.

The Company’s manufacturing and technology engineering functions are consolidated due to the fact that all of its products use the same or similar third-party vendors to manufacture the ICs it designs. The Company negotiates and enters into contracts with these third-party vendors at a consolidated level and not a product group level. The Company’s worldwide product officer is responsible for product development. Decisions on research and development are made on a consolidated basis, and are independent of where or how resources are currently assigned. The Company’s global sales force supports all of the products it markets.  The Company’s entire portfolio of products is sold through the same distributors, sales representatives and in-house sales force.  All of the Company’s end customers are supported by this centralized sales and field engineering staff.  The Company’s centralized finance and human resources functions handle all transaction processing including invoicing, purchasing, collections, payables, payroll and hiring.  The members of senior executive management report to the CODM and are compensated based on consolidated financial results. A portion of compensation for direct reports to the CODM may also be based on other company-wide objectives, such as expense management, strategy and new product initiatives, productivity and organizational development.

To assist investors in understanding the markets and applications in which the Company’s analog-intensive, mixed-signal ICs may be used, the Company has made reference to groupings using the terms broad-based, access and broadcast.  These product groupings are for external purposes only and do not reflect the Company’s internal organizational structure or the manner in which the CODM allocates resources. Additionally, the Company’s use of the term “business” as stated in its earnings calls and press releases is a reference to these end markets and applications.

The Company also organizes its products internally to help manage product development, future product roadmaps, and product revenue. The Company internally refers to these groupings as BUs, or business units, which are led by a manager that reports to the worldwide product officer. While the Company does have certain financial information aggregated at the BU level, this is used only to assist in understanding the cumulative totals of the projects under the direct supervision of certain individuals. The CODM does not allocate resources at the BU level. Instead, the CODM allocates resources at a consolidated level based on a detailed review of each IC project. The CODM reviews manpower, markets, and specific customers and how it will address identified market opportunities.  This is evidenced by the project level reviews performed on a quarterly basis with monthly updates, in which the CODM participates. While the Company’s quarterly operations review materials do include aggregate totals as well as details regarding individual projects, the focus and decision making is at the project level.

The BUs are not considered independent components of the Company’s business, because:

•                  The BUs are product focused and lack key business functions. The BUs rely on centralized services for sales, manufacturing, finance, human resources, administration, legal and technology development.

•                  Research and development resources within BUs may be reassigned to other BUs based on the requirements of an individual IC project.

•                  The BUs are not authorized to allocate resources. Resource allocation decisions are made at the consolidated level based on a detailed review of each IC product by the CODM.

•                  BU managers report to the Company’s chief product officer, who then reports to the CODM. Therefore, these BU managers do not qualify as segment managers as defined in ASC 280-10-50-7.

In determining whether the Company has one or more operating segments, the Company considered the following guidance provided in paragraph 280-10-50-1 based on its operating structure described above:

An operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

The Company engages in the single business of designing and developing analog-intensive, mixed-signal ICs for a broad range of applications. The Company earns revenues and incurs expenses from this single business. The Company’s BUs are the part of this business that designs and develops the Company’s product. The Company’s other functional organizations also provide services which benefit the Company as a whole.

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

The CODM manages the Company as a single business, as indicated below:

•                  Resources of the Company are allocated on a consolidated level based on a detailed review of each individual IC project. The CODM assigns resources based on the projected impact of each product initiative on the consolidated results of the Company. These reviews consider details of each opportunity, including the IC’s measurement as compared to stated criteria, information on each IC’s stage of development and related financial information. Please see “New Product Initiatives” below for additional information regarding this process.

•                  New product initiatives are selected or rejected based on how they benefit the Company as a whole.

•                  Developed intellectual property is reused in new product initiatives for new markets.

•                  Product development tools are shared throughout the Company.

•                  Products within business units are periodically reallocated.

•                  Headcount resources are assigned (and reassigned) based on company-wide product development demands.

Direct senior level reports of the CODM are compensated based on company-wide objectives, including consolidated revenues, consolidated gross margins and consolidated earnings per share. The CODM reviews operating results and assesses performance of the Company as a single business. It is at this level that resources of the Company are allocated. That is, when the CODM determines which individual ICs will receive funding, he considers how each IC initiative will benefit the Company as a whole.

While operating results and performance are also reviewed at the business unit and product line levels, resources are allocated at neither of these levels.

c. Its discrete financial information is available.

Discrete financial information for the Company is available on various levels, including at the consolidated, business unit and product line levels.

Based on the definition provided in paragraph 280-10-50-1, it is only the Company’s single business of designing and developing analog-intensive, mixed-signal ICs that has all of the required characteristics of an operating segment. Thus, the Company has determined that it operates in a single operating and reportable segment.

Paragraph 280-10-50-11 permits the aggregation of two or more operating segments into a single operating segment if certain criteria are met. As noted above, the Company has determined that it operates its business as a single operating segment. As such, the Company believes that the aggregation criteria provided in paragraph 280-10-50-11 are not applicable.

The following is a summary of the financial information that is provided to the Company’s CODM:

Quarterly Recap Package

At the conclusion of each quarter end, the CODM has available the following summary financial information:

•                  Consolidated GAAP and non-GAAP income statements;

•                  Revenue and gross margin by business unit;

•                  Summaries of the elements included in consolidated cost of revenues, research and development expenses, and selling, general and administrative expenses;

•                  Consolidated balance sheets;

•                  Headcount by functional area and business unit assignment;

•                  Consolidated key metrics, such as consolidated days sales outstanding (DSO) and inventory turns;

•                  Consolidated revenue by customer and distributor; and

•                  Details of key consolidated balance sheet items and explanations of ending balances.

Operations Review Material

On a monthly and quarterly basis, the CODM and senior executive management meet and review the following financial information:

•                  Consolidated GAAP and Non-GAAP income statements;

•                  Summaries of the elements included in consolidated cost of revenues, research and development expenses, and selling, general and administrative expenses;

•                  Headcount by functional area, business unit assignment, and project assignment;

•                  Revenue and gross margin summaries by business unit and individual product line;

•                  Consolidated inventory amount and turns;

•                  Revenue and gross margin forecasts for selected IC development projects and comparisons to prior estimates;

•                  Abbreviated income statements (revenue, gross margin, research and development expense, selling, general and administrative expense, contribution margin) by business unit (quarterly basis only); and

•                  Inventory levels and turns by business unit (quarterly basis only).

New Product Initiatives

The CODM reviews and approves or rejects every significant new product initiative based on the projected impact of each product initiative on the consolidated results of the Company. In addition, he reviews on a periodic basis the progress of significant product initiatives. These reviews summarize the opportunities that the Company may pursue (or is pursuing) for the development of new ICs. The reviews consider details of each opportunity, including the IC’s measurement as compared to stated criteria, information on each IC’s stage of development and related financial information. This process is how the CODM allocates resources.

Each new product initiative project submission includes the following financial-related information:

•                  Detailed resource plan with operating expense estimate;

•                  Projected annual revenue, units, average selling price, cost per unit, cost of revenue, gross margin, operating expenses; and

•                  Estimated internal rate of return, net present value and investment break even analyses.

6. Further to the above, please tell us how you have considered the requirements of FASB ASC 280-10-50-40 as it relates to your broad-based, access and broadcast products. In this regard, we note your discussion of the results of operations for the fiscal quarter ended March 30, 2013 includes reference to the changes in revenue from broad-based and broadcast products. Tell us whether such product revenue information is part of the financial information used to produce your general-purpose financial statements.

Paragraph 280-10-50-40 provides that, “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

As noted in the Company’s response to Comment #5 above, all of the Company’s products are analog-intensive, mixed-signal ICs. The Company has made reference to its revenue using the terms broad-based, access and broadcast to help investors better understand the end markets and applications where the Company’s analog-intensive, mixed-signal ICs may be used. The Company’s discussions in this regard are based on information that is used to produce its general purpose financial statements. However, due to the fact that all of the Company’s revenues are derived from sales of analog intensive, mixed signal ICs, the Company believes that it has complied with the reporting provisions of paragraph 280-10-50-40.

****

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me at (512) 464-9295.

Very truly yours,

/s/ Néstor F. Ho

Néstor F. Ho
General Counsel and Corporate Secretary

cc:                                Philip Russell, DLA Piper LLP (US)